UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Noodles & Company
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

65540B105
(CUSIP Number)

Darren Baccus
 Senior Vice President and Chief Legal Officer
Public Sector Pension Investment Board
1250 René-Lévesque Boulevard West, Suite 1400
Montréal, Québec, Canada H3B 5E9
514-937-2772
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 65540B105	13D	Page 2

1	NAME OF REPORTING PERSONS
Public Sector Pension Investment Board

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
6,222,048 (see Item 5) (1)

	8	SHARED VOTING POWER:
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER:
6,222,048 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,222,048 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
14.2% (see Item 5) (2)

14	TYPE OF REPORTING PERSON:
CO; HC

(1)
All shares are owned by Argentia Private Investments Inc. (“Argentia”), a wholly owned subsidiary of Public Sector Pension Investment Board (“PSP”).  PSP may be deemed a beneficial owner of such shares.  See Note (1) to Argentia’s cover page of this Amendment No. 4 to Schedule 13D.

(2)	See Note (2) to Argentia’s cover page of this Amendment No. 4 to Schedule 13D.

CUSIP No. 65540B105	13D	Page 3

1	NAME OF REPORTING PERSONS
Argentia Private Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
6,222,048 (see Item 5) (1)

	8	SHARED VOTING POWER:
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER:
6,222,048 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER:
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,222,048 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
14.2% (see Item 5) (2)

14	TYPE OF REPORTING PERSON:
CO

(1)	Argentia, a wholly owned subsidiary of PSP, directly owns 6,222,048 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”).

(2)
Percent of Class A Common Stock calculated based on 43,798,464 shares of Class A Common Stock outstanding following the completion of the Offering, as defined in Item 4 of this Amendment No. 4 to Schedule 13D (41,298,464 shares outstanding as of July 16, 2018, plus 2,500,000 shares sold by the Issuer in the Offering), as disclosed in the Issuer’s prospectus supplement filed with the SEC on July 30, 2018.

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D initially filed on February 21, 2017, as amended (the “Schedule 13D”), and is filed jointly by Public Sector Pension Investment Board (“PSP”) and Argentia Private Investments Inc. (“Argentia”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On July 31, 2018, Argentia sold 360,996 shares of Class A Common Stock to the underwriters at a price of $9.50 per share pursuant to the full exercise of the underwriters’ option to purchase additional shares (the “Greenshoe Offering”) in a registered offering in which, among other things, the Issuer also sold 2,500,000 shares (the “Offering”).  The Offering closed on July 31, 2018 and the Greenshoe Offering is expected to close on August 2, 2018.

In connection with the Offering, Argentia entered into a lock-up agreement (a “Lock-up Agreement”) with the underwriters. Under the Lock-up Agreement, Argentia generally agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of Class A Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Class A Common Stock, for 60 days after the date of the final prospectus relating to the Offering without first obtaining the written consent of Jefferies LLC.

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a)
The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 4, as of August 2, 2018 after giving effect to the Offering and the Greenshoe Offering, are incorporated herein by reference.  As of August 2, 2018 after giving effect to the Offering and the Greenshoe Offering, PSP was the beneficial owner of 6,222,048 shares of Class A Common Stock (all of which are directly owned by Argentia), which represents approximately 14.2% of the number of shares of Class A Common Stock outstanding (based on 43,798,464 shares of Class A Common Stock outstanding following the completion of the Offering and the Greenshoe Offering (41,298,464 shares outstanding as of July 16, 2018, plus 2,500,000 shares sold by the Issuer in the Offering), as disclosed in the Issuer’s prospectus supplement filed with the SEC on July 30, 2018).

Due to the Stockholders Agreement, Argentia and another stockholder of the Issuer, Catterton-Noodles LLC (“Catterton”), may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of August 2, 2018, after giving effect to the Offering and the Greenshoe Offering, the Reporting Persons and Catterton, collectively beneficially owned 16,254,293 shares of Class A Common Stock, which represents approximately 35.6% of the outstanding shares of Class A Common Stock (calculated in accordance with SEC Rule 13d-3, which includes 1,913,793 shares of Class A Common Stock issuable pursuant warrants owned by Catterton).  The Reporting Persons disclaim beneficial ownership of the shares of Class A Common Stock (or any other securities of the Issuer) held by any person other than the Reporting Persons.  Catterton and other persons affiliated with Catterton file a Schedule 13D and amendments thereto with the SEC separately.  The ownership information for Catterton is based on the Issuer’s prospectus supplement filed with the SEC on July 30, 2018.

To the Reporting Person’s knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of August 2, 2018.

(b)
The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 4 and (ii) Item 5(a) hereof, in each case, as of August 2, 2018 after giving effect to the Offering and the Greenshoe Offering, are incorporated herein by reference.

(c)
None of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock since the filing of Amendment No. 3 to Schedule 13D on July 30, 2018, except as disclosed in Item 4 of this Amendment No. 4.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2018

PUBLIC SECTOR PENSION INVESTMENT BOARD

	By:	/s/ Darren Baccus
		Name:	Darren Baccus
		Title:	Senior Vice President and Chief Legal Officer

ARGENTIA PRIVATE INVESTMENTS INC.

	By:	/s/ Darren Baccus
		Name:	Darren Baccus
		Title:	Vice President